

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Su Zhi Dai
Chief Executive Officer, Treasurer and Secretary
Global Seed Inc.
2386 Diary Ashford, Suite 502
Houston, TX 77077

> **Re:** **Global Seed Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-177157**

Dear Mr. Dai:

We have reviewed your responses to the comments in our letter dated October 31, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. Please revise to disclose your status as a shell company, or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act. In that regard, explain why you believe you should not be deemed to have "no or nominal operations" and "no or nominal assets."

2. We note your response to our prior comment 2 and reissue. Please revise to clarify the anticipatory nature of your proposed operations. For example, on page 9, please revise risk factor 12 to clarify that you do not yet market, promote or distribute your journal, and, on page 15, where you state that "[your] journal is free and accessible," please revise to clarify that you do not yet publish your journal. In addition, on page 16, you state that you believe "[your] journals are still driven by three main sources of revenue . . . and, on page 17, you state that "*Global Seed Journal* is a monthly publication that reaches the Chinese American Consumer." Please revise to clarify that you do not yet publish your journal.

Registration Statement Cover Page

Calculation of Registration Fee, page 2

3. We note your response to our prior comment 4 and reissue. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

Prospectus Summary and Risk Factors, page 5

Our Products and Services, page 5

4. We note your response to our prior comment 6 and reissue in part. Please revise to disclose your monthly "burn rate" and your current treasury. In addition, please revise to disclose here an estimate of the amount of funds needed to accomplish your business goals.

5. See the next to the last sentence of the second paragraph where you disclose that advertisers have deposited $3,300 in advertising fees. Please disclose whether these deposits were subsequent to the quarter ended September 30, 2011, as we are unable to locate a recorded liability for advanced deposits in the September 30, 2011 interim balance sheet included in the filing.

6. Please revise the second sentence in the second to last paragraph on page 5 to state as a belief.

7. We note your response to our prior comment 9 but are unable to find revised disclosure that clarifies that you intend to publish and distribute your monthly journal in Houston, Texas. Please revise or advise.

8. We note your revised disclosure on page 5 that there is no guarantee that you will be able to earn revenue from advertisers. Please revise to clarify that there is no guarantee that you will be able to earn enough revenue from advertisers to continue as a going concern and to accomplish your business goals.

9. We note your disclosure on page 5 that your "first journal will be published on or before March 31, 2012." Please revise to clarify that "[your] projected date to publish [your] first journal is March 30, 2012." Refer to page 17.

10. We note your disclosure on page 5 that "[you] expect to raise additional capital through, among other things, the sale of equity or debt securities, private placement offerings, and advanced funds from our officer and director." Please revise to clarify that there is no guarantee that you will be able to raise such additional funds and that there is no guarantee that your officer and director will advance funds to you.

Summary Financial Information, page 6

11. Please revise the labeling of each financial data column to be "unaudited" as none of the Summary Financial Data is considered audited. In this regard, the "audited" designation for the June 30, 2011 column should be relabeled as "unaudited." In addition, please revise the opening sentence of this section to indicate the summarized financial data presented below should be read in conjunction with our June 30, 2011 audited financial statements and September 30, 2011 unaudited interim financial statements included elsewhere in the filing.

Risks Related to Global Seed Inc., page 8

Su Zhi Da's position with the company and his ability to fix his salary may create, page 8

12. Please revise to create a separate risk factor that addresses the risk that it may not be possible to have adequate internal controls because your sole executive officer occupies all corporate positions.

Risks Related to This Offering, page 9

Pursuant to Section 15(d), we will be required to file periodic reports with the SEC, page 10

13. We note your response to our prior comment 22 and reissue in part. Please revise the second sentence to clarify that the reporting obligations under Section 15(d) are automatically suspended in the two situations described in the second sentence of this section. Please clarify that your reporting obligations under Section 15(d) are not automatically suspended during the fiscal year within which your registration statement becomes effective.

Information with Respect to the Business, page 15

Description of Business, page 15

Our Products and Services, page 15

14. Please revise the third and sixth sentences in the third paragraph in this section to state as beliefs.

Marketing for Promotion Strategies, page 16

15. We note your disclosure on page 16 that "[you] believe that your journals are still driven by three main sources of revenue: (a) advertisers; (b) subscription; (c) news-stand sales." Please revise to clarify what you mean by the words "our journals" as you have yet to publish a journal and you do not intend to charge a subscription fee for your journal.

Advertising for Business, page 16

16. We note your disclosure that "[your] advertising service begins with an initial concept and design." Please revise to disclose whether you intend to hire designers to help advertisers design their advertisements. To the extent that you do intend to hire designers, please disclose how many designers you intend to hire, when you intend to hire them and the estimated cost. In this regard, we note your disclosure on page 21 that "[p]rinting contractors have the capabilities to offer related design services for our journal." To the extent that you intend to have "printing contractors" design the advertisements, please disclose the estimated costs of such services here and on page 21.

17. We note your response to our prior comment 52 and reissue. Please revise to describe the "different approaches" you offer to advertisers "to connect with [their] consumer-base."

Features of Our Journal, page 17

18. Please reconcile your disclosure on page 17 that you have permission from twenty local supermarkets to place your freestanding newspaper racks in certain designated locations with your disclosure on page 21 that you have made some arrangements with a few supermarkets to display your journal and with your disclosure on page 15 that states that there is no guarantee that supermarkets will agree to carry your journal. In addition, please revise to disclose the cost associated with placing the 20 freestanding newspaper racks and the cost associated with distributing your journal here and on page 21.

19. We note your response to our prior comment 55 and reissue in part. Please revise to clarify what you mean by "we feature . . . design and production" on page 17.

Financial Plan, page 17

20. We note your disclosure on page 17 that "[you] anticipate an increase in sales of advertising services after the sales representatives are hired between the 6-9 month of operations." Please revise to clarify when "operations" will begin. In addition, please revise to disclose the number of sales representatives you intend to hire here. Also reconcile your disclosure here regarding when you intend to hire sales representatives with your disclosure on page 21 that you intend to hire sales representatives in two to three months.

Revenue and Break-Even Analysis, page 17

21. We note your response to our prior comment 64 that your rate for advertisers includes your design services. Please revise to clarify that the rates disclosed on page 17 include such services.

22. We note your response to our prior comment 65 and reissue in part. Please revise the last sentence in this section to state as a belief.

Business Strategies, page 18

23. We note your response to our prior comment 68 and reissue in part. Please revise to address the uncertainties associated with attempting to gain market share by charging a fixed amount less than your competitors, particularly given that there are likely many differences in the area of distribution size, brand awareness, target markets, frequency of publication, among others.

Intellectual Property, page 18

24. We note your disclosure on page 18 that you believe that "the protection of [your] intellectual property rights is a key component of [your] operating strategy." Please revise to disclose what you intend to do to protect your intellectual property rights. Also disclose the costs associated with protecting your intellectual property rights here and on page 21.

Employee Agreements, page 19

25. Please reconcile your disclosure on page 19 that you intend to "pay 15% of the gross advertising proceeds as commission to [your] salespersons" with your response to our prior comment 74 that "[your] current commission for advertising sales is 15% of the gross sale." Revise your disclosure to clarify the amount of commission you intend to pay each sales representative.

Management's Discussion and Analysis of Financial Condition, page 21

26. We note the time line you have provided in the table on page 21. Please revise to clarify when you intend to begin operations. For example, disclose whether you intend to begin to accomplish the steps described in the table as of the date of effectiveness, at the close of the offering or some other date.

27. Please revise your table on page 21 to include the estimated $500 per month that you intend to pay for articles and photography for your journal.

Create Our Corporate Website, page 21

28. Please revise to disclose an estimate of when you hope to achieve a circulation of 10,000 copies in Houston, Texas and a budget and timeline for your plans to add an electronic version of your journal on the Internet.

Printing and Publishing, page 21

29. We note your disclosure in the first sentence in this section on page 21 that "you have an arrangement with at least two printing contractors and publisher who agreed to provide printing services to [your] journal." Please revise to clarify what you mean by "arrangement." To the extent that you are referring to receiving estimates from printing companies, please clarify. In this regard, we note your disclosure in the fourth sentence in this section that "[you] have obtained several printing estimations from local printing firms in Houston, Texas." To the extent that you have agreements with any printers, please disclose the material terms of the agreements.

30. We note your disclosure in the second paragraph of this section that "[j]ournalists and writers typically [charge] $0.01 per word count." Please tell us your basis for this statement or revise to state as a belief.

31. Please revise to clarify that there is no guarantee that "[a]dvertisers will be willing to contribute writings" to your journal.

32. Please revise the fifth sentence in the last paragraph in this section to state as a belief.

Marketing and Promotion, page 21

33. Please revise to clarify what you mean by your disclosure that "[you will] also offer local journalists to join [your] organization and offer them [a] higher rate of commission to sign up new advertisers."

Liquidity and Capital Resources, page 22

34. See the second paragraph. Please update the financial information to your most recent interim period included in the financial statements, i.e., September 30, 2011. The current disclosure has June 30, 2011 financial data.

35. We note your disclosure that Mr. Su Zhi Da has verbally agreed to advance funds to you for general and administrative purposes. Please revise to clarify here that there is no guarantee that Mr. Su Zhi Da will advance funds to you.

Directors and Executive Officer, Promoters and Control Persons, page 23

36. We note your response to our prior comment 82 and reissue. In the table on page 23, you disclose that Mr. Su Zhi Da was first elected or appointed on July 13, 2011. However, it appears that he served as your sole officer and director prior to July 13, 2011. Please revise or advise.

<u>Signatures, page 32</u>

37. We note your response to our prior comment 90. Please revise the first part of the signature page to provide the language required by Form S-1.

<u>Exhibit 23.1</u>

38. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

<u>Other</u>

39. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: <u>Via E-mail</u>
        Kristie L. Lewis, Esq.